QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Revenues Up 9% and
Earnings Per Share Up 15% in 2004

STAMFORD, Conn., February 10, 2005 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported results for the full year and fourth quarter ended December 31, 2004.

        Revenues rose 9% to $8.10 billion in 2004 and earnings increased 15% to $1.54 per share. After adjusting for discontinued operations and one-time items, earnings increased 16% to $1.23 per share for the year. Free cash flow increased 14% to $1.12 billion.

        "Thomson delivered solid revenue increases and double-digit growth in earnings and free cash flow in 2004. We achieved our financial targets and solidly positioned the company for continued success in 2005 and beyond," said Richard J. Harrington, president and CEO of Thomson.

        "Thomson is reaping the benefits of its business strategies as we move from being a valued content provider to a valued solutions provider, combining critical information, cutting-edge software applications and a growing range of services for our clients. Revenues from electronic products, software and services now make up 66 percent of our total revenues, up from 51 percent five years ago.

        "Importantly, we posted significantly higher organic revenue growth compared to the prior year, with each market group contributing to the increase. And, we expect further acceleration of organic growth in 2005.

        "Thomson invested $1.5 billion in acquisitions in 2004, acquiring industry leaders such as CCBN, IHI, and TradeWeb. These acquisitions further strengthen our leadership position, round out our product offerings, and enable us to enter adjacent markets and tap new revenue streams. In 2005, we will focus on integrating these businesses to further drive growth and efficiencies.

        "We are very pleased with our 2004 performance and we look for strong results again in 2005. Over the long term we are confident our business model can sustain top-line growth of 7 to 9 percent, expanding margins and strong free cash flow."

-more-

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

Results for the Full-Year of 2004

        Revenues increased 9% to $8.10 billion in 2004 as a result of organic growth, acquisitions, and favorable currency translation. Excluding the effects of currency translation, revenues rose 7% in 2004.

        Adjusted EBITDA increased 10% to $2.25 billion in 2004. Adjusted EBITDA margin increased 30 basis points to 27.7% from 27.4% in 2003.

        Operating Profit increased 14% to $1.34 billion in 2004. Operating margin increased 80 basis points to 16.6% from 15.8% in 2003.

        Earnings attributable to common shares increased 15% to $1.01 billion, or $1.54 per share, in 2004, compared to $877 million, or $1.34 per share, in 2003. After adjusting for discontinued operations and one-time items, underlying earnings were $805 million, or $1.23 per share, for 2004, up 16% from $694 million, or $1.06 per share, in 2003. Adjusted earnings growth was achieved despite a higher effective tax rate in 2004, which reduced earnings $0.07 per share.

        Free Cash Flow was up 14% to $1.12 billion in 2004, compared to $983 million in the prior year primarily due to higher profits and lower voluntary pension contributions.

Results for the Fourth Quarter of 2004

        As the Corporation drives its product mix to solutions-based electronic services, revenues and profits tend to occur more consistently over the year, affecting year-over-year quarterly comparisons. Fourth-quarter 2004 performance is reflective of this shift. The fourth quarter represented 40% of full-year adjusted earnings in 2004, versus 49% in 2003.

        Revenues increased 9% to $2.33 billion in the fourth quarter of 2004 as a result of organic growth, acquisitions, and favorable currency translation. Excluding the effects of currency translation, revenues rose 8% in the quarter.

        Adjusted EBITDA increased 4% to $737 million in the quarter. As expected, adjusted EBITDA margin declined in the quarter to 31.7% from 33.2% in the prior-year period. The decline was a result of a shift in the timing of certain print shipments in Legal & Regulatory from the second half of the year to the first half, as well as lower margins in Learning, which were attributable to several one-time items.

        Operating Profit increased 3% to $495 million in the quarter. Operating margin was 21.3% compared to 22.6% in the prior-year period.

        Earnings attributable to common shares increased 11% to $437 million, or $0.67 per share, in the fourth quarter of 2004, compared to $395 million, or $0.60 per share, in the fourth quarter of 2003. After adjusting for discontinued operations, one-time items, and the impact from tax rate normalization, underlying earnings were $324 million, or $0.49 per share, for the fourth quarter, compared to $338 million, or $0.52 per share, in the fourth quarter of 2003. The decline in adjusted earnings in the quarter reflected a higher effective tax rate which reduced adjusted earnings $0.05 per share.

        Free Cash Flow in the fourth quarter was $432 million, compared to $482 million in the 2003 period, primarily due to favorable timing of working capital changes in the prior-year period.

-more-

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

Market Group Full-Year and Fourth-Quarter Highlights

Legal & Regulatory

  •
  Revenues increased 8% in 2004 to $3.39 billion and adjusted operating profit grew 11% to $882 million.

  •
  Revenue growth was largely driven by increased sales of online legal products, software and services, including Elite, FindLaw, and the legal education business. These increases were partially offset by a slight decline in print and CD sales.

  •
  In the fourth quarter, revenue grew 5% to $946 million and adjusted operating profit rose 1% to $276 million. Revenue and profit growth in the quarter was impacted by a decline in print and CD products resulting from the continued migration of customers from print to online services, and a shift in print revenues from the second half of the year to the first half.

Learning

  •
  Revenues were $2.17 billion in 2004, a 6% increase over the prior year. Adjusted operating profit declined 3% to $327 million primarily as a result of one-time items.

  •
  Revenue growth in 2004 was the result of acquisitions (including Capstar and KnowledgeNet), currency translation, and strong performance in the global higher education markets, including international operations and vocational education. Revenue growth also reflected increased sales in corporate e-learning, e-testing, and electronic library reference products. Growth was moderated by the expiration of a significant e-testing contract, a higher level of deferred revenues in 2004 and lower demand for print reference products for libraries.

  •
  In the fourth quarter, revenues grew 5% to $643 million, and adjusted operating profit declined 20% to $133 million. The decline in adjusted operating profit in the quarter and full-year was due to restructuring costs associated with existing and acquired businesses, as well as the lower demand for print reference products for libraries. In addition, quarter-over-quarter comparisons were negatively affected by one-time cost savings in the fourth quarter of 2003 and an increased level of deferred revenue in 2004.

Financial

  •
  Revenues increased 15% in 2004 to $1.73 billion, and adjusted operating profit increased 31% to $298 million. The increase in adjusted operating profit was a result of higher revenues, as well as benefits related to insurance recoveries.

  •
  Revenue growth was due largely to acquisitions. However, Thomson Financial also posted its first full year of organic revenue growth since 2000.

  •
  Sales of Thomson ONE workstations continued to show strong growth, increasing 56% in 2004, as a result of user migration from legacy products and new client wins.

  •
  In the quarter, revenues were $474 million, a 24% increase over the prior-year period and adjusted operating profit increased 59% to $92 million, reflecting higher margins on the incremental revenues. Organic growth in the quarter was 6%, representing the third consecutive quarter of organic growth for Thomson Financial.

-more-

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

Scientific & Healthcare

  •
  Revenues were $836 million in 2004, up 10% from 2003, and adjusted operating profit increased 19% to $222 million.

  •
  Revenue growth was the result of acquisitions (primarily BIOSIS), continued strong subscription growth of Web of Science, Web of Knowledge and MICROMEDEX, as well as increased customer spending for healthcare decision support products.

  •
  In the fourth quarter, revenues grew 13% to $272 million, and adjusted operating profit increased 22% to $109 million. Revenue growth was driven by acquisitions (including IHI) and increased subscriptions for the Web of Science and MICROMEDEX, as well as strong growth in the continuing medical education business.

Discontinued Operations

  •
  On November 8, 2004, the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets, was sold to Investcorp for approximately $350 million, resulting in a $94 million after-tax gain, or $0.14 per share.

2005 Financial Outlook

        Thomson expects full-year 2005 revenue growth to be in line with the Corporation's long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2005 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

        Adjusted EBITDA margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

        Thomson also expects to continue to generate strong free cash flow in 2005.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

        The Thomson Corporation will webcast a discussion of full-year and fourth-quarter results beginning at 10:30 am EST today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. Prior periods have been restated for discontinued operations. Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income and equity in net income/losses of associates, net of tax. Because adjusted EBITDA excludes, amortization, interest and taxes, it provides a more standard comparison among businesses by eliminating differences that arise due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes non-operating items such as gains and losses on sales of investments, is excluded from adjusted EBITDA, as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

This news release, in particular the section under the heading "2005 Financial Outlook," includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility by our customers to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2004	2003(1)	2004	2003(1)
		(restated)		(restated)
Revenues	2,327	2,131	8,098	7,436
Cost of sales, selling, marketing, general and administrative expenses	(1,590)	(1,424)	(5,851)	(5,396)
Depreciation	(166)	(157)	(620)	(587)
Amortization	(76)	(69)	(286)	(279)

Operating profit	495	481	1,341	1,174
Net other (expense) income	(4)	(5)	24	74
Net interest expense and other financing costs	(59)	(60)	(235)	(252)
Income taxes	(119)	(17)	(267)	(150)
Equity in net earnings (losses) of associates, net of tax	1	(1)	—	(13)

Earnings from continuing operations	314	398	863	833
Earnings (loss) from discontinued operations, net of tax	124	(2)	148	32

Net earnings	438	396	1,011	865
Dividends declared on preference shares	(1)	(1)	(3)	(9)
Net gain on redemption of Series V preference shares	—	—	—	21

Earnings attributable to common shares	437	395	1,008	877

Basic and diluted earnings per common share	$0.67	$0.60	$1.54	$1.34

Supplemental earnings information:
Earnings attributable to common shares, as above	437	395	1,008	877
Adjustments:
One time items:
Net other expense (income)(2)	4	5	(24)	(74)
Tax on above item	(1)	—	10	8
Release of tax credits	(6)	(64)	(41)	(64)
Net gain on redemption of Series V preference shares	—	—	—	(21)
Interim period effective tax rate normalization(3)	14	—	—	—
Discontinued operations	(124)	2	(148)	(32)

Adjusted earnings from continuing operations	324	338	805	694

Adjusted basic and diluted earnings per common share from continuing operations	$0.49	$0.52	$1.23	$1.06

Notes to consolidated statement of earnings

(1)
Effective January 1, 2004, Thomson adopted a new accounting standard which required the recognition of liabilities for obligations to restore leased facilities on termination of leases. This standard required restatement of all prior periods. In the consolidated statements of earnings and of cash flow, for the three and twelve months ended December 31, 2003, depreciation expense was increased by $1 million and $3 million, respectively; income taxes were decreased by $1 million for the twelve months ended December 31, 2003; and net earnings decreased $1 million and $2 million, for the three and twelve months ended December 31, 2003, respectively. In addition, the company restated all periods to reflect Thomson Media as a discontinued operation.

(2)
In the three months ended December 31, 2004, net other (expense) income included a loss on the early redemption of debt, largely offset by gains on the sale of an investment and a sale of tax losses, which cannot be used by the company. In the twelve months ended December 31, 2004, net other (expense) income included these items and a gain recognized in connection with a legal settlement. In the twelve months ended December 31, 2003, net other income (expense) included gains from a sale of an investment and a legal settlement.

(3)
Adjustment to reflect income taxes based on the estimated full year effective tax rate of the consolidated group. As a result of this tax accounting change, reported earnings for the three months ended December 31, 2004 reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)
(unaudited)

	December 31, 2004	December 31, 2003(1)
		(restated)
Assets
Cash and cash equivalents	405	683
Accounts receivable, net of allowances	1,648	1,497
Inventories	312	309
Prepaid expenses and other current assets	313	307
Deferred income taxes	214	181
Current assets of discontinued operations	—	67

Current assets	2,892	3,044
Property and equipment, net	1,624	1,538
Identifiable intangible assets, net	4,721	4,334
Goodwill	9,119	8,089
Other non-current assets	1,287	1,247
Non-current assets of discontinued operations	—	433

Total assets	19,643	18,685

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	7	87
Accounts payable and accruals	1,738	1,520
Deferred revenue	1,043	939
Current portion of long-term debt	295	484
Current liabilities of discontinued operations	—	115

Current liabilities	3,083	3,145
Long-term debt	4,013	3,684
Other non-current liabilities	1,015	998
Deferred income taxes	1,570	1,608
Non-current liabilities of discontinued operations	—	57

Total liabilities	9,681	9,492
Shareholders' equity
Capital	2,696	2,639
Cumulative translation adjustment	458	259
Retained earnings	6,808	6,295

Total shareholders' equity	9,962	9,193

Total liabilities and shareholders' equity	19,643	18,685

(1)
Effective January 1, 2004, Thomson adopted a new accounting standard which required the recognition of liabilities for obligations to restore leased facilities on termination of leases. This standard required restatement of all prior periods. In the consolidated balance sheet, retained earnings at December 31, 2003 were reduced by $7 million. In addition, the company restated the December 31, 2003 balance sheet to reflect Thomson Media as a discontinued operation.

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):
Operating activities
Net earnings	438	396	1,011	865
Remove earnings from discontinued operations	(124)	2	(148)	(32)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	9	7	33	38
Depreciation	166	157	620	587
Amortization	76	69	286	279
Net (gains) losses on disposals of businesses and investments	(49)	5	(53)	(52)
Loss from redemption of bonds	53	—	53	—
Deferred income taxes	(7)	(78)	(3)	21
Equity in (earnings) losses of associates, net of tax	(1)	1	—	13
Other, net	35	(29)	137	54
Voluntary pension contribution	(7)	(31)	(7)	(81)
Changes in working capital and other items	48	187	(157)	(107)
Cash provided by operating activities — discontinued operations	6	23	36	69

Net cash provided by operating activities	643	709	1,808	1,654

Investing activities
Acquisitions	(527)	(25)	(1,337)	(211)
Proceeds from disposals	76	4	87	288
Additions to property and equipment, less proceeds from disposals	(189)	(200)	(619)	(568)
Other investing activities	(20)	(22)	(60)	(83)
Additions to property and equipment of discontinued operations	(1)	(3)	(3)	(9)
Proceeds from disposals of discontinued operations	337	135	474	137
Cash used in other investing activities — discontinued operations	—	—	(5)	(15)

Net cash used in investing activities	(324)	(111)	(1,463)	(461)

Financing activities
Proceeds from debt	740	—	1,174	451
Repayments of debt	(854)	(218)	(1,186)	(468)
Net repayments under short-term loan facilities	(15)	(234)	(90)	(230)
Premium on bond redemption	(41)	—	(41)	—
Redemption of Series V preference shares	—	—	—	(311)
Dividends paid on preference shares	(1)	(2)	(3)	(11)
Dividends paid on common shares	(122)	(118)	(484)	(658)
Other financing activities, net	(1)	—	1	(1)

Net cash used in financing activities	(294)	(572)	(629)	(1,228)

Translation adjustments	6	1	6	9

Increase (decrease) in cash and cash equivalents	31	27	(278)	(26)
Cash and cash equivalents at beginning of period	374	656	683	709

Cash and cash equivalents at end of period	405	683	405	683

Supplemental cash flow information:
Net cash provided by operating activities, as above	643	709	1,808	1,654
Additions to property and equipment, as above	(189)	(200)	(619)	(568)
Other investing activities, as above	(20)	(22)	(60)	(83)
Additions to property and equipment of discontinued operations	(1)	(3)	(3)	(9)
Dividends paid on preference shares, as above	(1)	(2)	(3)	(11)

Free cash flow	432	482	1,123	983

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

BUSINESS SEGMENT INFORMATION *
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31			Twelve Months Ended December 31
	2004	2003(4)	Change	2004	2003(4)	Change
Revenues:
Legal & Regulatory	946	902	5%	3,393	3,138	8%
Learning	643	614	5%	2,174	2,052	6%
Financial	474	383	24%	1,734	1,510	15%
Scientific & Healthcare	272	241	13%	836	760	10%
Intercompany eliminations	(10)	(12)		(43)	(42)

Total ongoing businesses	2,325	2,128	9%	8,094	7,418	9%
Disposals(2)	2	3		4	18

Total revenues	2,327	2,131	9%	8,098	7,436	9%

Adjusted EBITDA:(3)
Legal & Regulatory	334	322	4%	1,085	979	11%
Learning	184	219	-16%	521	520	—
Financial	140	102	37%	480	403	19%
Scientific & Healthcare	117	97	21%	251	217	16%
Corporate and other(1)	(37)	(34)		(86)	(83)

Total ongoing businesses	738	706	5%	2,251	2,036	11%
Disposals(2)	(1)	1		(4)	4

Total Adjusted EBITDA	737	707	4%	2,247	2,040	10%

Operating Profit:(3)
Adjusted Operating Profit by Segment
Legal & Regulatory	276	274	1%	882	797	11%
Learning	133	166	-20%	327	336	-3%
Financial	92	58	59%	298	228	31%
Scientific & Healthcare	109	89	22%	222	186	19%
Corporate and other(1)	(38)	(37)		(98)	(97)

Total ongoing businesses	572	550	4%	1,631	1,450	12%
Disposals(2)	(1)	—		(4)	3

Total adjusted operating profit	571	550	4%	1,627	1,453	12%
Amortization	(76)	(69)	-10%	(286)	(279)	-3%

Operating Profit	495	481	3%	1,341	1,174	14%

*Notes to business segment information for continuing operations

(1)
Corporate and other includes corporate costs and costs associated with the Corporation's stock related compensation expense.

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
Please see reconciliations to GAAP measures in the following tables.

(4)
Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations. This standard required restatement of all prior periods. For the three and twelve months ended December 31, 2003, adjusted operating profit was decreased by $1 million and $3 million, respectively.

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

RECONCILIATIONS

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

	For the Three Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	334	184	140	117	(37)	738	(1)	737
Less:
Depreciation	(58)	(51)	(48)	(8)	(1)	(166)	—	(166)

Adjusted operating profit	276	133	92	109	(38)	572	(1)	571
Less:
Amortization	(28)	(17)	(23)	(8)	—	(76)	—	(76)

Operating profit	248	116	69	101	(38)	496	(1)	495

Net other expense								(4)
Net interest expense and other financing costs								(59)
Income taxes								(119)
Equity in net earnings of associates, net of tax								1

Earnings from continuing operations								314
Earnings from discontinued operations, net of tax								124

Net earnings								438

	For the Three Months Ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	322	219	102	97	(34)	706	1	707
Less:
Depreciation	(48)	(53)	(44)	(8)	(3)	(156)	(1)	(157)

Adjusted operating profit	274	166	58	89	(37)	550	—	550
Less:
Amortization	(26)	(20)	(17)	(6)	—	(69)	—	(69)

Operating profit	248	146	41	83	(37)	481	—	481

Net other expense								(5)
Net interest expense and other financing costs								(60)
Income taxes								(17)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								398
Loss from discontinued operations, net of tax								(2)

Net earnings								396

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT (continued)
(millions of U.S. dollars, unaudited)

	For the Twelve Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	1,085	521	480	251	(86)	2,251	(4)	2,247
Less:
Depreciation	(203)	(194)	(182)	(29)	(12)	(620)	—	(620)

Adjusted operating profit	882	327	298	222	(98)	1,631	(4)	1,627
Less:
Amortization	(106)	(69)	(82)	(29)	—	(286)	—	(286)

Operating profit	776	258	216	193	(98)	1,345	(4)	1,341

Net other income								24
Net interest expense and other financing costs								(235)
Income taxes								(267)
Equity in net losses of associates, net of tax								—

Earnings from continuing operations								863
Earnings from discontinued operations, net of tax								148

Net earnings								1,011

	For the Twelve Months Ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	979	520	403	217	(83)	2,036	4	2,040
Less:
Depreciation	(182)	(184)	(175)	(31)	(14)	(586)	(1)	(587)

Adjusted operating profit	797	336	228	186	(97)	1,450	3	1,453
Less:
Amortization	(106)	(83)	(64)	(26)	—	(279)	—	(279)

Operating profit	691	253	164	160	(97)	1,171	3	1,174

Net other income								74
Net interest expense and other financing costs								(252)
Income taxes								(150)
Equity in net losses of associates, net of tax								(13)

Earnings from continuing operations								833
Earnings from discontinued operations, net of tax								32

Net earnings								865

Thomson Reports Full-Year and Fourth-Quarter 2004 Results
February 10, 2005

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

	For the Three Months Ended December 31, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	35.3%		28.6%		29.5%		43.0%		31.7%		(50.0%	)	31.7%
Less:
Depreciation	(6.1%	)	(7.9%	)	(10.1%	)	(2.9%	)	(7.1%	)	—		(7.2%	)

Adjusted operating profit	29.2%		20.7%		19.4%		40.1%		24.6%		(50.0%	)	24.5%
Less:
Amortization	(3.0%	)	(2.7%	)	(4.8%	)	(3.0%	)	(3.3%	)	—		(3.2%	)

Operating profit	26.2%		18.0%		14.6%		37.1%		21.3%		(50.0%	)	21.3%

	For the Three Months Ended December 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	35.7%		35.7%		26.6%		40.2%		33.2%		33.3%		33.2%
Less:
Depreciation	(5.3%	)	(8.7%	)	(11.5%	)	(3.3%	)	(7.4%	)	(33.3%	)	(7.4%	)

Adjusted operating profit	30.4%		27.0%		15.1%		36.9%		25.8%		—		25.8%
Less:
Amortization	(2.9%	)	(3.2%	)	(4.4%	)	(2.5%	)	(3.2%	)	—		(3.2%	)

Operating profit	27.5%		23.8%		10.7%		34.4%		22.6%		—		22.6%

	For the Twelve Months Ended December 31, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	32.0%		24.0%		27.7%		30.0%		27.8%		(100.0%	)	27.7%
Less:
Depreciation	(6.0%	)	(9.0%	)	(10.5%	)	(3.4%	)	(7.6%	)	—		(7.6%	)

Adjusted operating profit	26.0%		15.0%		17.2%		26.6%		20.2%		(100.0%	)	20.1%
Less:
Amortization	(3.1%	)	(3.1%	)	(4.7%	)	(3.5%	)	(3.6%	)	—		(3.5%	)

Operating profit	22.9%		11.9%		12.5%		23.1%		16.6%		(100.0%	)	16.6%

	For the Twelve Months Ended December 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	31.2%		25.3%		26.7%		28.6%		27.4%		22.2%		27.4%
Less:
Depreciation	(5.8%	)	(8.9%	)	(11.6%	)	(4.1%	)	(7.9%	)	(5.5%	)	(7.9%	)

Adjusted operating profit	25.4%		16.4%		15.1%		24.5%		19.5%		16.7%		19.5%
Less:
Amortization	(3.4%	)	(4.1%	)	(4.2%	)	(3.4%	)	(3.7%	)	—		(3.7%	)

Operating profit	22.0%		12.3%		10.9%		21.1%		15.8%		16.7%		15.8%

QuickLinks

CONSOLIDATED STATEMENT OF EARNINGS (millions of U.S. dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars) (unaudited)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars) (unaudited)
BUSINESS SEGMENT INFORMATION * (millions of U.S. dollars) (unaudited)
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (continued) (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue, unaudited)